SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Charles & Colvard, Ltd.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

159765106

(CUSIP NUMBER)

Gary Mishuris, Managing Partner and Chief Investment Officer

Silver Ring Value Partners

One Boston Place, Suite 2600

Boston, MA 02108

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2020

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 159765106	13D

1	NAME OF REPORTING PERSONS Silver Ring Value Partners Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,853,005
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,853,005

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,853,005
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 159765106	13D

1	NAME OF REPORTING PERSONS Silver Ring Value Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,853,005
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,853,005

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,853,005
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 159765106	13D

1	NAME OF REPORTING PERSONS Silver Ring Value Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,853,005
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,853,005

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,853,005
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 159765106	13D

1	NAME OF REPORTING PERSONS Gary Mishuris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,853,005
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,853,005

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,853,005
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

This Schedule 13D (this “Schedule 13D”) is being filed on behalf of Silver Ring Value Partners Fund, LP, a Delaware limited partnership (the “Fund”), Silver Ring Value Partners GP, LLC, a Delaware limited liability company (“Silver Ring GP”), Silver Ring Value Partners, LP, a Massachusetts limited partnership (“Silver Ring”), and Gary Mishuris (collectively, the “Reporting Persons”). The Reporting Persons previously filed a Schedule 13G for the Common Stock (as defined below) reported on this Schedule 13D.

Gary Mishuris is the managing member of Silver Ring GP and the general partner of Silver Ring. Silver Ring GP is the general partner of the Fund. Silver Ring serves as the investment adviser to the Fund.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, no par value (the “Common Stock”), of Charles & Colvard, Ltd., a North Carolina corporation (the “Issuer”), held by the Fund. The address of the principal executive offices of the Issuer is 170 Southport Drive, Morrisville, NC 27560.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by and on behalf of each of the following persons: (i) the Fund, (ii) Silver Ring GP, (iii) Silver Ring, and (iv) Gary Mishuris.

(b) The principal business address for all of the Reporting Persons is: One Boston Place, Suite 2600, Boston, MA 02108.

(c) The principal business of the Fund is serving as an investment fund. The principal business of Silver Ring is acting as investment adviser and/or manager to other persons, including the Fund. The principal business of Silver Ring GP is serving as the general partner of the Fund. The principal business of Mr. Mishuris is serving as managing member of Silver Ring GP and the general partner of Silver Ring. Mr. Mishuris may be deemed to be beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Silver Ring.

(d) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship or Place of Organization:

(1) The Fund is a Delaware limited partnership

(2) Silver Ring is a Massachusetts limited partnership

(3) Silver Ring GP is a Delaware limited liability company

(4) Gary Mishuris is a United States citizen

Item 3.	Source and Amount of Funds

All shares of Common Stock reported herein were purchased by the Fund between December 2016 and September 4, 2020 and were purchased with the Fund’s working capital. The total purchase price for the Common Stock reported herein was approximately $2,622,630.

Item 4.	Purpose of Transaction

The Reporting Persons acquired beneficial ownership of the Common Stock required herein for investment purposes, and such acquisitions were made in the Reporting Persons’ ordinary course of business. The Reporting Persons filed an initial Schedule 13G on February 7, 2020.

The Reporting Persons are filing this Schedule 13D to supersede its previously filed Schedule 13G to report a change in their intentions regarding its investment in the Common Stock. The Reporting Persons intend to engage in discussions with the Issuer, management, the board of directors and other persons that may relate to governance, the size of the Issuer’s board and its composition, and the Issuer’s strategic plans for possible mergers and acquisitions, including the Issuer’s willingness to consider a sale of itself. These discussions also may relate more generally to the Issuer’s management, operations, business, assets, capitalization, and financial condition. In addition, as part of the ongoing evaluation of this investment, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters. The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including but not limited to, solicitation of proxies, and may discuss such actions with the Issuer, management, the board of directors, other stockholders and other persons.

Depending on various factors including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”), disposing of any Securities, in the open market or otherwise, at any time and from time to time, and engaging in any hedging or similar transactions with respect to the Securities. The Reporting Persons reserve the right to change its intention with respect to any and all matters referred to in subparagraphs (a) though (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)

As of September 15, 2020, (i) the Fund may be deemed to beneficially own 2,853,005 shares of Common Stock, which represents approximately 9.8% of the outstanding Common Stock; (ii) Silver Ring may be deemed to beneficially own 2,853,005 shares of Common Stock, which represents approximately 9.8% of the outstanding Common Stock; (iii) Silver Ring GP may be deemed to beneficially own 2,853,005 shares of Common Stock, which represents approximately 9.8% of the outstanding Common Stock; and (iv) Mr. Mishuris may be deemed to beneficially own 2,853,005shares of Common Stock, which represents approximately 9.8% of the outstanding Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Fund	0	2,853,005	0	2,853,005
Silver Ring	0	2,853,005	0	2,853,005
Silver Ring GP	0	2,853,005	0	2,853,005
Gary Mishuris	0	2,853,005	0	2,853,005

(c) Appendix A attached hereto lists all transactions in the Common Stock during the past sixty (60) days by the Reporting Persons. Except as otherwise noted, the transactions in the Common Stock were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 6.	Material to be filed as exhibits

There are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be filed as exhibits

Exhibit 99-1

Joint Filing Agreement, dated September 15, 2020, by and among the Fund, Silver Ring, Silver Ring GP and Gary Mishuris.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2020

SILVER RING VALUE PARTNERS FUND, LP

By: Silver Ring Value Partners GP, LLC, its general partner

By:	/s/ Gary Mishuris
Name: Gary Mishuris
Title: Managing Member

SILVER RING VALUE PARTNERS GP, LLC

By:	/s/ Gary Mishuris
Name: Gary Mishuris
Title: Managing Member

SILVER RING VALUE PARTNERS, LP

By:	/s/ Gary Mishuris
Managing Member of its General Partner

/s/ Gary Mishuris
Gary Mishuris

APPENDIX A

TRANSACTIONS

The following table sets forth all transactions with respect to the Common Stock effected in the last sixty (60) days by the Reporting Persons or on behalf of the Reporting Persons in respect of the shares of Common Stock.

1. Date	2. Effected By	3. Quantity	4. Price Per Share
7/31/2020	Silver Ring Value Partner Funds, LP	21,050	$0.7326
8/3/2020	Silver Ring Value Partner Funds, LP	69,065	$0.7156
8/11/2020	Silver Ring Value Partner Funds, LP	46,147	$0.6934
8/17/2020	Silver Ring Value Partner Funds, LP	27,500	$0.6897
8/19/2020	Silver Ring Value Partner Funds, LP	16,786	$0.6985
8/20/2020	Silver Ring Value Partner Funds, LP	9,700	$0.6996
8/24/2020	Silver Ring Value Partner Funds, LP	2,700	$0.7000
8/25/2020	Silver Ring Value Partner Funds, LP	11,075	$0.6980
8/28/2020	Silver Ring Value Partner Funds, LP	20,000	$0.6873
8/31/2020	Silver Ring Value Partner Funds, LP	8,500	$0.6889
9/3/2020	Silver Ring Value Partner Funds, LP	15,500	$0.6797
9/4/2020	Silver Ring Value Partner Funds, LP	(20,000)	$0.6619